Citigroup Global Markets Inc.

388 Greenwich Street
New York, NY 10013

Deutsche Bank Securities Inc.

60 Wall Street
New York, NY 10005

May 7, 2013

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Capitol Acquisition Corp. II Registration Statement on Form S-1 Registration File No. 333-187519

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several Underwriters, hereby join in the request of Capitol Acquisition Corp. II (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 3:00 p.m. Eastern Daylight Time on May 9, 2013, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we, as representatives of the several Underwriters, wish to advise you that we have effected the following distribution of the Company’s preliminary prospectus dated April 26, 2013:

(i)	Dates of distribution: April 29, 2013 through the date hereof
(ii)	Number of prospective underwriters to which the preliminary prospectus was furnished: 4
(iii)	Number of prospectuses furnished to investors: approximately: approximately 451
(iv)	Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 50

We, the undersigned, as representatives of the several Underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

DEUTSCHE BANK SECURITIES INC.

Acting severally on behalf of themselves and

the several underwriters

Citigroup Global Markets Inc.

By: /s/ Jesse Davis

       Name: Jesse Davis

       Title: Managing Director

Deutsche Bank Securities Inc.

By: /s/ John Reed

       Name: John Reed

       Title: Director

By: /s/ Jeff Mortara

       Name: Jeff Mortara

       Title: Managing Director

[Signature Page to Underwriters’ Acceleration Request]